EXHIBIT 99.1

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following is the report on voting results for the annual general and special meeting of shareholders of Canagold Resources Ltd. (“the Company”) held on June 19, 2023 (the “Meeting”).

Matters Voted On

The Company reports that the following matters were voted upon and passed by the Shareholders of the Company at Meeting. Attendance at the Meeting were 85,106,737 Common Shares represented and voted by proxy for a total of 85,106,737 voting shares represented at the Meeting, being 62.17% of the outstanding Common Shares.  Voting results on the resolutions were as follows:

		Votes For	% Votes For	Votes Against	% Votes Against
1.	Fix Number of Directors at Five (5).	84,879,423	99.73	227,314	0.27

2.	Nominee Director	Votes For	% Votes For	Votes Withheld	% Votes Withheld
	Sofia Bianchi	73,489,301	91.33	6,972,287	8.67%
	Kadri Dagdelen	79,930,704	99.34	530,884	0.66
	Michael Doyle	73,494,293	91.34	6,967,295	8.66
	Carmen Letton	79,971,112	99.39	490,476	0.61
	Andrew Trow	79,934,004	99.34	527,584	0.66
		Votes For	% Votes For	Votes Withheld	% Votes Withheld
3.	Re-appointment of Smythe LLP, Chartered Professional Accountants, as the auditor of the Company for the ensuing year and authorizing the directors to fix their remuneration.	84,737,896	99.57	368,841	0.43
		Votes For	% Votes For	Votes Against	% Votes Against
4.	As described in Company’s Information Circular dated May 17, 2023: (i) Ratification of the Company’s Omnibus Incentive Plan, and (ii) approve and authorize for grant all currently available and unallocated option entitlements issuable under the Omnibus Incentive Plan until June 19, 2026; and (iii) approve the Options and DSU awards under the Omnibus Incentive Plan.	72,701,726	90.36	7,759,862	9.64
		Votes For	% Votes For	Votes Against	% Votes Against
5.	The adoption of the Company’s new Business Corporations Act (British Columbia) Articles, that include Advance Notice Provisions, as described in the Company’s Information Circular dated May 17, 2023.	73,595,978	91.47	6,865,610	8.53
		Votes For	% Votes For	Votes Against	% Votes Against
6.	A non-binding advisory ordinary resolution on the Company’s approach to executive compensation, as described in the Company’s Information Circular dated May 17, 2023.	79,797,221	99.17	664,367	0.83